UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning     January 1, 2004       and Ending          December 31, 2004
              -----------------                         -------------------



                                     TO THE

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       OF

                       KEYSPAN ENGINEERING & SURVEY, INC.
                       -----------------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     ---------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       July 9, 1931

If not Incorporated, Date of Organization       N/A

State of Sovereign Power under which Incorporated or Organized        New York
                                                                    ------------

Location of Principal Executive Offices of Reporting Company     Hicksville, NY
                                                               -----------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                            Theresa A. Balog (Name)

                   Vice Pres. & Chief Acctg. Officer (Title)

               One Metrotech Center, Brooklyn, NY 11201 (Address)




Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company

                               KEYSPAN CORPORATION
                               -------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

             LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                        Schedule or           Page
Description of Schedules and Accounts                                                 Account Number         Number
-----------------------------------------------                                     --------------------   ------------
     COMPARATIVE BALANCE SHEET                                                      Schedule I                 4-5
        SERVICE COMPANY PROPERTY                                                    Schedule II                6-7
        ACCUMULATED PROVISION FOR  DEPRECIATION  AND
          AMORTIZATION OF SERVICE COMPANY PROPERTY                                  Schedule III                8
        INVESTMENTS                                                                 Schedule IV                 9
        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                                Schedule V                 10
        FUEL STOCK EXPENSES UNDISTRIBUTED                                           Schedule VI                11
        STORES EXPENSE UNDISTRIBUTED                                                Schedule VII               12
        MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                    Schedule VIII              13
        MISCELLANEOUS DEFERRED DEBITS                                               Schedule IX                14
        RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                         Schedule X                 15
        PROPRIETARY CAPITAL                                                         Schedule XI                16
        LONG-TERM DEBT                                                              Schedule XII               17
        CURRENT AND ACCRUED LIABILITIES                                             Schedule XIII              18
        NOTES TO FINANCIAL STATEMENTS                                               Schedule XIV              19-24


     COMPARATIVE INCOME STATEMENT                                                   Schedule XV                25
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                   Account 457                26
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                                Account 458                27
        ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
          NONASSOCIATE COMPANIES                                                    Schedule XVI               28
        SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
          SERVICE FUNCTION                                                          Schedule XVII              29
        DEPARTMENTAL ANALYSIS OF SALARIES                                           Account 920                30
        OUTSIDE SERVICES EMPLOYED                                                   Account 923                31
        EMPLOYEE PENSIONS AND BENEFITS                                              Account 926                32
        GENERAL ADVERTISING EXPENSES                                                Account 930.1              33
        MISCELLANEOUS GENERAL EXPENSES                                              Account 930.2              34
        RENTS                                                                       Account 931                35
        TAXES OTHER THAN INCOME TAXES                                               Account 408                36
        DONATIONS                                                                   Account 426.1              37
        OTHER DEDUCTIONS                                                            Account 426.5              38
        NOTES TO STATEMENT OF INCOME                                                Schedule XVIII             39
        FINANCIAL DATA SCHEDULE                                                     Schedule XIX               40

     ORGANIZATION CHART                                                                                        41

     METHODS OF ALLOCATION                                                                                    42-45

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                                46

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                   As of December 31,
                                                                                        ------------------------------------------
ACCOUNT                                   DESCRIPTION                                          2004                   2003
------------     ---------------------------------------------------------------        -------------------     ------------------
                 ASSETS AND OTHER DEBIT ACCOUNTS

                 Service Company Property
        101      Service company property                                                            $ 262                    $ -
        107      Construction work in progress                                                         278                     53
                                                                                        -------------------     ------------------
                                                                 Total Property                        540                     53
        108      Accumulated provision for depreciation and amortization
                    of service company property                                                         24                      -
                                                                                        -------------------     ------------------
                                                   Net Service Company Property                        564                     53
                                                                                        -------------------     ------------------

                 Investments
        123      Investment in associate companies                                                       -                      -
        124      Other investments                                                                       -                      -
                                                                                        -------------------     ------------------
                                                              Total Investments                          -                      -
                                                                                        -------------------     ------------------

                 Current and Accrued Assets
        131      Cash                                                                                    -                      -
        134      Special deposits                                                                        -                      -
        135      Working funds                                                                           -                      -
        136      Temporary cash investments                                                              -                      -
        141      Notes receivable                                                                        -                      -
        143      Accounts receivable                                                                   143                     85
        144      Accumulated provision for uncollectible accounts                                        -                      -
        146      Accounts receivable from associate companies                                       40,643                 35,330
        152      Fuel stock expenses undistributed                                                       -                      -
        154      Materials and supplies                                                                  -                      -
        163      Stores expense undistributed                                                            -                      -
        165      Prepayments                                                                            59                     67
        174      Miscellaneous current and accrued assets                                                -                      -
                                                                                        -------------------     ------------------
                                               Total Current and Accrued Assets                     40,845                 35,482
                                                                                        -------------------     ------------------

                 Deferred Debits
        181      Unamortized debt expense                                                                -                      -
        184      Clearing accounts                                                                       -                      -
        186      Miscellaneous deferred debits                                                         540                    540
        188      Research, development or demonstration expenditures                                     -                      -
        190      Accumulated deferred income taxes                                                   4,184                  2,929
                                                                                        -------------------     ------------------
                                                          Total Deferred Debits                      4,724                  3,469
                                                                                        -------------------     ------------------

                 Total Assets and Other Debit Accounts                                            $ 46,133               $ 39,004
                                                                                        ===================     ==================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                       As of December 31,
                                                                                        ------------------------------------------
ACCOUNT                                   DESCRIPTION                                          2004                   2003
------------     ---------------------------------------------------------------        -------------------     ------------------
                 LIABILITIES AND OTHER CREDIT ACCOUNTS

                 Proprietary Capital
        201      Common stock issued                                                                 $ 540                  $ 540
        211      Miscellaneous paid-in-capital                                                           -                      -
        215      Appropriated retained earnings                                                          -                      -
        216      Unappropriated retained earnings                                                      453                    (76)
                                                                                        -------------------     ------------------
                                                      Total Proprietary Capital                        993                    464
                                                                                        -------------------     ------------------

                 Long-Term Debt
        223      Advances from associate companies                                                       -                      -
        224      Other long-term debt                                                                    -                      -
        225      Unamortized premium on long-term debt                                                   -                      -
        226      Unamortized discount on long-term debt                                                  -                      -
                                                                                        -------------------     ------------------
                                                           Total Long-Term Debt                          -                      -
                                                                                        -------------------     ------------------

                 Current and Accrued Liabilities
        231      Notes payable                                                                           -                      -
        232      Accounts payable                                                                    4,870                  6,635
        233      Notes payable to associate companies                                                    -                      -
        234      Accounts payable to associate companies                                            32,866                 22,585
        236      Taxes accrued                                                                         346                  1,055
        237      Interest accrued                                                                        -                      -
        238      Dividends declared                                                                      -                      -
        241      Tax collections payable                                                                33                    143
        242      Miscellaneous current and accrued liabilities                                       8,771                 10,218
                                                                                        -------------------     ------------------
                                          Total Current and Accrued Liabilities                     46,886                 40,636
                                                                                        -------------------     ------------------

                 Deferred Credits
        253      Other deferred credits                                                                  -                      -
        255      Accumulated deferred investment tax credits                                             -                      -
                                                                                        -------------------     ------------------
                                                         Total Deferred Credits                          -                      -
                                                                                        -------------------     ------------------

                 Accumulated Deferred Income Taxes
        282      Accumulated deferred income taxes                                                  (1,746)                (2,096)
                                                                                        -------------------     ------------------
                                              Accumulated Deferred Income Taxes                     (1,746)                (2,096)
                                                                                        -------------------     ------------------

                 Total Liabilities and Other Credit Accounts                                      $ 46,133               $ 39,004
                                                                                        ===================     ==================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                         BALANCE AT                                                       BALANCE
                                                         BEGINNING                       RETIREMENTS     OTHER (1)       AT CLOSE
ACCOUNT                  DESCRIPTION                      OF YEAR        ADDITIONS       OR SALES         CHANGES         OF YEAR
--------------- ----------------------------          --------------  --------------  --------------  --------------  --------------
     391        Office Furniture & Equipment (2)                $ -           $ 245             $ -             $ -           $ 245

     397        Communication Equipment (2)                       -              15               -               -              15

     398        Miscellaneous Equipment (3)                       -               2               -               -               2
                                                      --------------  --------------  --------------  --------------  --------------

                SUB-TOTAL                                         -             262               -               -             262

     107        CONSTRUCTION WORK IN PROGRESS (4)                53             969               -            (744)            278
                                                      --------------  --------------  --------------  --------------  --------------

                TOTAL                                          $ 53         $ 1,231             $ -          $ (744)          $ 540
                                                      ==============  ==============  ==============  ==============  ==============

(1) PROVIDE AN EXPLANATION OF THOSE CHARGES CONSIDERED MATERIAL: Includes CWIP balance placed in service and engineering charges transferred to KeySpan Electric Services LLC, KeySpan Generation LLC and KeySpan Gas East Corporation.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)


(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                                   BALANCE
                                                                                                                    AT CLOSE
    ACCOUNT              DESCRIPTION                                                             ADDITIONS         OF YEAR
--------------   ----------------------------                                                 ----------------  ---------------
    3914         Office Furniture & Equipment - PCs & Other Hardware                                    $ 245            $ 245

    3970         Communication Equipment                                                                   15               15
                                                                                              ----------------  ---------------

                 TOTAL                                                                                  $ 260            $ 260
                                                                                              ================  ===============





(3)              DESCRIBE OTHER SERVICE COMPANY PROPERTY:
                   Misc. Office Equipment - LCD Projector


(4)              DESCRIBE CONSTRUCTION WORK IN PROGRESS:
                   PCs and Other Hardware
                   Office Furniture Purchases
                   Communication Equipment
                   Misc. Office Equipment

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                       BALANCE AT       ADDITIONS                         OTHER           BALANCE
                                                       BEGINNING       CHARGED TO                        CHARGES         AT CLOSE
ACCOUNT                  DESCRIPTION                    OF YEAR        ACCT. 403       RETIREMENTS     ADD/(DEDUCT)       OF YEAR
--------------- -----------------------------       --------------  --------------  --------------- ----------------  --------------
     391        Office Furniture & Equipment                  $ -             $ 9              $ -              $ -             $ 9

     397        Communication Equipment                         -               1                -                -               1
                                                    --------------  --------------  --------------- ----------------  --------------

                SUB-TOTAL                                       -              10                -                -              10

                Retirement Work in Progress                     -               -              (34)               -             (34)
                                                    --------------  --------------  --------------- ----------------  --------------

                TOTAL                                         $ -            $ 10            $ (34)             $ -           $ (24)
                                                    ==============  ==============  =============== ================  ==============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                         BALANCE AT            BALANCE AT
                                                                         BEGINNING             CLOSE OF
                        DESCRIPTION                                      OF YEAR                 YEAR
                -----------------------------                         --------------         --------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                 $ -                    $ -
                                                                      ==============         ==============


ACCOUNT 124 - OTHER INVESTMENTS                                                 $ -                    $ -
                                                                      ==============         ==============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                        $ -                    $ -
                                                                      ==============         ==============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                              BALANCE AT          BALANCE AT
                                                                              BEGINNING            CLOSE OF
                        DESCRIPTION                                            OF YEAR               YEAR
                -----------------------------                               --------------       --------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

                Boston Gas Company                                                    $ 1                  $ 2
                Energy North Natural Gas, Inc.                                       (406)                   -
                KeySpan Corporate Services LLC                                      4,889                5,652
                KeySpan Utility Services LLC                                            -                1,852
                KeySpan Electric Services LLC                                      21,758               10,703
                KeySpan Generation LLC                                             19,216                6,935
                KeySpan Energy Development Corporation                                 82                    8
                KeySpan Gas East Corporation                                          627                  418
                The Brooklyn Union Gas Company                                         84                   67
                KeySpan Ravenswood Services Corp.                                   6,189                2,694
                KeySpan Energy Trading Services LLC                                    22                   44
                KeySpan Glenwood Energy Center LLC                                    409                  242
                KeySpan Port Jefferson Energy Center LLC                              496                  327
                KeySpan Corporation                                               (18,037)              11,699
                                                                            --------------       --------------

                TOTAL                                                            $ 35,330             $ 40,643
                                                                            ==============       ==============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                  DESCRIPTION                                        LABOR               EXPENSES                TOTAL
                ----------------------------------               --------------        --------------        --------------
ACCOUNT 152 - FUEL STOCK EXPENSES
                UNDISTRIBUTED                                              $ -                   $ -                   $ -
                                                                 ==============        ==============        ==============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                        DESCRIPTION                            LABOR                    EXPENSES                TOTAL
                -----------------------------            ------------------         -----------------      ----------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                             $ -                       $ -                   $ -
                                                         ==================         =================      ================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                          BALANCE AT                 BALANCE AT
                                                                          BEGINNING                   CLOSE OF
                        DESCRIPTION                                        OF YEAR                      YEAR
                -----------------------------                         -------------------         ------------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                               $ -                        $ -
                                                                      ===================         ==================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.

                                                                     BALANCE AT                    BALANCE AT
                                                                      BEGINNING                     CLOSE OF
                        DESCRIPTION                                    OF YEAR                        YEAR
                -----------------------------                     ------------------          ---------------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

           Intangible Asset - Engineering License                        $ 540                          $ 540
                                                                  ==================          =====================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

                        DESCRIPTION                                                      AMOUNT
                -----------------------------                                       ------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                                 $ -
                                                                                    ==================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                           NUMBER OF            PAR OR STATED              OUTSTANDING
    ACCOUNT                                                  SHARES                 VALUE                    AT CLOSE
    NUMBER                  CLASS OF STOCK                 AUTHORIZED             PER SHARE                 OF PERIOD
----------------  -----------------------------------  -------------------  ----------------------- ---------------------------
      201         Common Stock Issued                      300 Shares                 -             NO. OF SHARES
                                                                                                                            10
                                                                                                    TOTAL AMOUNT
                                                                                                                          $540


INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                     AMOUNT
------------------                                      -----------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                $ -


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                               $ -
                                                        -----------------------

TOTAL                                                                      $ -
                                                        =======================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                      BALANCE AT                                                            BALANCE AT
                                       BEGINNING           NET INCOME             DIVIDENDS                   CLOSE
DESCRIPTION                             OF YEAR            OR (LOSS)                 PAID                    OF YEAR
------------------                 ------------------  -------------------  ----------------------- ---------------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                          $ (76)               $ 529                      $ -                       $ 453
                                   ==================  ===================  ======================= ===========================



Net Income is the result of the following:
     Net Income before Taxes                                        $ 373
     Less:  State Income Tax Expense                                 (208)
     Less:  Federal Income Tax Expense                                 52
                                                       -------------------
     Net Income                                                     $ 529
                                                       ===================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates                            $ 350
     Return on Equity                                                  23
                                                       -------------------
                                                                    $ 373
                                                       ===================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                          TERMS OF OBLIG   DATE                           BALANCE AT                                   BALANCE AT
                          CLASS & SERIES    OF      INTEREST   AMOUNT     BEGINNING                    (1)                CLOSE
 NAME OF CREDITOR         OF OBLIGATION  MATURITY     RATE   AUTHORIZED    OF YEAR    ADDITIONS     DEDUCTIONS           OF YEAR
------------------------- -------------- ---------- --------------------------------- ---------   ---------------  -----------------
NONE                                                                         $ -        $ -              $ -                 $ -
                                                                         ============ =========   ===============  =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                           BALANCE AT                      BALANCE AT
                                                                            BEGINNING                       CLOSE OF
                        DESCRIPTION                                          OF YEAR                          YEAR
                -----------------------------                         ----------------------        -------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                      $ -                              $ -
                                                                      ======================        =========================



ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                KeySpan Corporation                                                $ 21,309                         $ 29,427
                KeySpan Corporate Services LLC                                          960                              723
                KeySpan Utility Services LLC                                            130                            2,663
                KeySpan Electric Services LLC                                            30                                -
                KeySpan Energy Development Corporation                                    -                               13
                KeySpan Ravenswood Services Corp.                                         -                               31
                KeySpan Generation LLC                                                  136                                -
                KeySpan Energy Trading Services LLC                                       -                                9
                KeySpan Gas East Corporation                                             20                                -
                                                                      ----------------------        -------------------------

                TOTAL                                                              $ 22,585                         $ 32,866
                                                                      ======================        =========================



ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                Severance Accrual                                                     $ 595                              $ -
                Employees 401K Match                                                    161                              152
                Post Employment Benefits                                                  -                                1
                Accrued Vacation                                                      4,569                            4,699
                Accrued Incentive Compensation                                        4,893                            3,919
                                                                      ----------------------        -------------------------

                TOTAL                                                              $ 10,218                          $ 8,771
                                                                      ======================        =========================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Engineering and Survey, Inc ("KENG "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, EnergyNorth Gas, Inc. (collectively d/b/a KeySpan Energy New England "KEDNE"), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KENG and KeySpan and its subsidiaries (collectively, the "Client Companies"), KENG advises and assists Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering and construction operations of Client Companies.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines set forth in the Service Agreement. Per the Service Agreement, costs are: (1) directly assigned where possible; (2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship; or (3) allocated broad base. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The financial statements presented herein include the years ended December 31, 2004 and December 31, 2003. The accounting records of KENG are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This guidance superseded FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduced two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements was the first interim or annual period beginning after June 15, 2004.

KeySpan's retiree health benefit plan currently includes a prescription drug benefit that is provided to retired employees. KeySpan implemented the requirements of FSP 106-2 in September 2004 and determined that the savings associated with the Act reduced KeySpan's retiree health care costs by approximately $10 million in 2004. However, KEDLI and Boston Gas Company are subject to certain deferral accounting requirements mandated by the New York State Public Service Commission ("NYPSC") and the Massachusetts Department of Telecommunications and Energy ("MADTE"), respectively for pension costs and other postretirement benefit costs. Further, in accordance with our service agreements with the Long Island Power Authority ("LIPA"), variations between

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

pension costs and other postretirement benefit costs incurred by KeySpan compared to those costs recovered through rates charged to LIPA are deferred subject to recovery from or refund to LIPA. As a result of these various
requirements,   approximately   $7  million  of  savings   attributable  to  the
implementation of FSP 106-2 and the Act was deferred and used to offset increases in overall pension and postretirement benefit costs, with the remaining approximately $3 million recorded as a reduction to 2004 postretirement expense. The implementation of FSP 106-2 and the Act had no immediate impact on KeySpan's cash flow.

In January 2005, the Department of Health and Human Services/Centers for Medicare and Medicaid Services (CMS) released final regulations with regard to the implementation of the major provision of the Medicare Act. We are currently evaluating the final regulations, and at this time we cannot determine the impact, if any, these regulations may have on our results of operations, financial position or cash flows.

In December 2004 the FASB issued SFAS 123 (revised 2004) "Share-Based Payment." This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement revises certain provisions of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25 "Accounting for Stock Issued to Employees." The fair-value-based method in this Statement is similar to the fair-value-based method in Statement 123 in most respects. However, the following are key differences between the two: Entities are required to measure liabilities incurred to employees in share based payment transactions at fair value as compared to using the intrinsic method allowed under Statement 123. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered, as compared to accounting for forfeitures as they occur under Statement 123. Incremental compensation cost for a modification of the terms or conditions of an award are also measured differently under this Statement compared to Statement 123. This Statement also clarifies and expands Statement 123's guidance in several areas. The effective date of this Statement is the beginning of the first interim or annual reporting period that begins after June 15, 2005. As noted earlier, KeySpan adopted the prospective method of transition for stock options in accordance with SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Accordingly, compensation expense has been recognized by employing the fair value recognition provisions of SFAS 123 for grants awarded after January 1, 2003. The Company is currently reviewing the requirements of this Statement, and believes that implementation of this Statement will not have a material impact on its results of operations or financial position and no impact on its cash flows.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 2.  Postretirement Benefits

Pension: KENG employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KENG; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KENG). Pension expense attributed to KENG for the years ended December 31, 2004 and 2003, was approximately $8.4 million and $9.0 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KENG employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirement benefit costs are allocated to KENG, related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KENG). KENG has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KENG for the years ended December 31, 2004 and 2003, was approximately $5.2 million and $4.7 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG.

Note 3.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.


Note 4.  Operating Leases

Substantially all leases, other than leases associated with KEDNE and non-regulated businesses of KeySpan, are the obligation of KeySpan Corporate Services. KENG records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in intercompany billings, are reflected in Operations and Maintenance expense in the Statement of Income.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 5. Income Tax

KENG files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.


Income tax expense (benefit) is reflected as follows in the Statement of Income:

--------------------------------------------------------------------------
                                                 (In Thousands of Dollars)
--------------------------------------------------------------------------
                                          Year Ended            Year Ended
                                         December 31,          December 31,
                                             2004                  2003
--------------------------------------------------------------------------
Current income tax                              $ 750            $ (2,306)
Deferred income tax                              (906)              2,371
--------------------------------------------------------------------------
Total income tax expense                       $ (156)               $ 65
==========================================================================


The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

-----------------------------------------------------------------------------
                                                   (In Thousands of Dollars)
-----------------------------------------------------------------------------
                                              December 31,       December 31,
                                                  2004               2003
-----------------------------------------------------------------------------

Benefit of tax loss carryforward                 $ 4,184             $ 2,929
Other                                              1,747               2,096
-----------------------------------------------------------------------------
Net deferred tax asset                           $ 5,931             $ 5,025
-----------------------------------------------------------------------------

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:


-----------------------------------------------------------------------------
                                                    (In Thousands of Dollars)
-----------------------------------------------------------------------------
                                                  Year Ended       Year Ended
                                                 December 31,     December 31,
                                                     2004             2003
-----------------------------------------------------------------------------
Computed at the statutory rate                           130              16
Adjustments related to:
   Accrual to return adjustments                           -               7
   Penalties                                               9              27
   State income taxes                                   (135)             24
   Medicare Income                                      (160)
   Other                                                   -              (9)
-----------------------------------------------------------------------------
Total income tax expense                                (156)             65
-----------------------------------------------------------------------------

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 YEAR                YEAR
                                                                                                 ENDED              ENDED
  ACCOUNT                                          DESCRIPTION                                12/31/2004          12/31/2003
--------------------------------------------------------------------------------------    ----------------    ---------------
  INCOME
457.1        SERVICES RENDERED TO ASSOCIATE COMPANIES                                            $ 96,169          $ 102,603
457.2        SERVICES RENDERED TO ASSOCIATE COMPANIES                                              20,750             20,684
457.3        SERVICES RENDERED TO ASSOCIATE COMPANIES                                                 (21)               (34)
                                                                                          ----------------    ---------------
                                                   TOTAL INCOME                                 $ 116,898          $ 123,253
                                                                                          ----------------    ---------------
  EXPENSE
501          FUEL - STEAM POWER GENERATION                                                      $      48           $      -
502          STEAM EXPENSES - STEAM POWER GENERATION                                                  205                435
505          ELECTRIC EXPENSES - STEAM POWER GENERATION                                                27                 36
506          MISC.  STEAM POWER EXPENSES - STEAM POWER GENERATION                                     350                333
510          MAINTENANCE SUPERVISION AND ENG'G - STEAM POWER GENERATION                                 2                  6
511          MAINTENANCE OF STRUCTURES - STEAM POWER GENERATION                                     1,794              1,189
512          MAINTENANCE OF BOILER PLANT - STEAM POWER GENERATION                                   3,250              2,581
513          MAINTENANCE OF ELECTRIC PLANT - STEAM POWER GENERATION                                 6,118              6,723
514          MAINTENANCE OF MISC.  STEAM PLANT - STEAM POWER GENERATION                               365                306
546          OPERATION SUPERVISION AND ENGINEERING - OTHER POWER GENERATION                            27                  6
548          GENERATION EXPENSES - OTHER POWER GENERATION                                             327                378
549          MISCELLANEOUS  OTHER POWER GENERATION EXPENSES                                         3,142              3,201
551          MAINTENANCE SUPERVISION AND ENGINEERING - OTHER POWER GEN.                             1,701              1,738
552          MAINTENANCE OF STRUCTURES - OTHER POWER GENERATION                                       421                387
553          MAINTENANCE OF GENERATING AND ELECTRIC PLANT - OTHER POWER GEN.                        1,811                969
554          MAINTENANCE OF MISC. OTHER POWER GENERATION PLANT                                      6,690              6,378
569          MAINTENANCE OF STRUCTURES - TRANSMISSION                                                   -                  3
570          MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                                          321                409
571          MAINTENANCE OF OVERHEAD LINES - TRANSMISSION                                              15                  -
572          MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                                           22                 83
583          OVERHEAD LINE EXPENSES - DISTRIBUTION                                                      2                  1
590          MAINTENANCE SUPERVISION AND ENGINEERING - DISTRIBUTION                                     3                  3
591          MAINTENANCE OF STRUCTURES - DISTRIBUTION                                                   1                  -
592          MAINTENANCE OF STATION EQUIPMENT - DISTRIBUTION                                        5,517              8,103
593          MAINTENANCE OF OVERHEAD LINES - DISTRIBUTION                                             129                 16
594          MAINTENANCE OF UNDERGROUND LINES - DISTRIBUTION                                            5                  2
595          MAINTENANCE OF LINE TRANSFORMER - DISTRIBUTION                                           407                336
848          MAINTENANCE OF OTHER EQUIPMENT - LOCAL STORAGE                                             2                 11
863          MAINTENANCE OF MAINS - DISTRIBUTION                                                        -                 59
879          CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                                              5                  -
893          MAINTENANCE OF METERS AND HOUSE REGULATORS                                               183                172
910          MISC. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                                          3                  -
920          ADMINISTRATIVE AND GENERAL SALARIES                                                   15,875             16,250
921          OFFICE SUPPLIES AND EXPENSES                                                           8,259              8,547
926          EMPLOYEE PENSIONS AND BENEFITS                                                             -                  -
930.2        MISCELLANEOUS GENERAL EXPENSES                                                            23                 60
940          SERVICE COMPANY EXPENSES TO CAPITAL                                                   54,630             58,564
950          ENVIRONMENTAL EXPENSES                                                                     9                  -
955          OTHER DEFERRED EXPENSES                                                                    -                  6
984          SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                                          5,190              5,892
403          DEPRECIATION AND AMORTIZATION EXPENSE                                                     10                  -
408          TAXES OTHER THAN INCOME                                                                    3                 26
409          INCOME TAXES                                                                             750             (2,306)
410          PROVISION FOR DEFERRED INCOME TAXES                                                    1,240              2,371
411          PROVISION FOR DEFERRED INCOME TAXES-CR.                                               (2,146)                 -
419          INTEREST AND DIVIDEND INCOME                                                            (642)              (101)
426.3        PENALTIES                                                                                 27                 78
426.5        OTHER DEDUCTIONS                                                                           -                  -
430          INTEREST ON DEBT TO ASSOCIATED COMPANIES                                                 234                 19
431          OTHER INTEREST EXPENSE                                                                    14                  2
                                                                                          ----------------    ---------------
                                                  TOTAL EXPENSE                                 $ 116,369          $ 123,272
                                                                                          ----------------    ---------------

                                                                                          ----------------    ---------------
             NET INCOME OR (LOSS)                                                                   $ 529              $ (19)
                                                                                          ================    ===============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

----------------------------------------------------------------------------------------------------------
                                                 DIRECT       INDIRECT       COMPENSATION       TOTAL
          NAME OF ASSOCIATE COMPANY               COSTS         COSTS         FOR USE OF        AMOUNT
                                                 CHARGED       CHARGED          CAPITAL         BILLED
----------------------------------------------------------------------------------------------------------
                                                  457-1         457-2            457-3
Boston Gas Company                                     $ 4             $ -               $ -          $ 4
KeySpan Electric Services LLC                       42,369           6,738                (3)      49,104
KeySpan Generation LLC                              36,805           5,924                12       42,741
KeySpan Energy Development Corporation                  77               7                 -           84
KeySpan Gas East Corporation                         1,805             494                 -        2,299
The Brooklyn Union Gas Company                         340              31                 -          371
KeySpan Ravenswood Services Corp.                   11,332           8,136                (6)      19,462
KeySpan Energy Trading Services LLC                     70               5                 -           75
KeySpan Glenwood Energy Center LLC                   1,787               5               (12)       1,780
KeySpan Port Jefferson Energy Center LLC             1,569               5               (12)       1,562
KeySpan Corporation                                     11            (595)                -         (584)
                                               -----------------------------------------------------------

                    TOTAL                         $ 96,169        $ 20,750             $ (21)   $ 116,898
                                               ===========================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

------------------------------------------------------------------------------------------------------------
                                                   DIRECT       INDIRECT       COMPENSATION        TOTAL
          NAME OF ASSOCIATE COMPANY                COSTS          COSTS         FOR USE OF        AMOUNT
                                                  CHARGED        CHARGED          CAPITAL         BILLED
------------------------------------------------------------------------------------------------------------
                                                   458-1          458-2            458-3



                                               -------------------------------------------------------------
                    TOTAL                              $ -           $ -                 $ -         $ -
                                               =============================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                             ---------------------------------------------------------------------------------------
                                              ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                             -----------------------------  --------------------------------------------------------
                                              DIRECT     INDIRECT         DIRECT    INDIRECT             DIRECT   INDIRECT
ACCOUNT               DESCRIPTION             COST       COST      TOTAL  COST      COST     TOTAL       COST      COST       TOTAL
------------------------------------------------------------------------- ----------------------------------------------------------
  501 Fuel - Steam Power Generation           $ 48       $ -        $ 48   $ -       $ -         $ -     $ 48       $ -        $ 48
  502 Steam Expenses - Steam Power
      Generation                               205         -         205     -         -           -      205         -         205
  505 Electric Expenses - Steam Power
      Generation                                27         -          27     -         -           -       27         -          27
  506 Misc. Steam Power Expenses -
      Steam Power Gen.                         282        68         350     -         -           -      282        68         350
  510 Maintenance Supervision and
      Eng'g - Steam Power Gen.                   2         -           2     -         -           -        2         -           2
  511 Maintenance of Structures -
      Steam Power Gen.                       1,794         -       1,794     -         -           -    1,794         -       1,794
  512 Maintenance of Boiler Plant
      - Steam Power Gen.                     3,250         -       3,250     -         -           -    3,250         -       3,250
  513 Maintenance of Electric Plant -
      Steam Power Gen.                       6,118         -       6,118     -         -           -    6,118         -       6,118
  514 Maintenance of Misc. Steam Plant
      - Steam Power Gen.                       365         -         365     -         -           -      365         -         365
  546 Operation Supervision and Eng'g -
      Other Power Gen.                          27         -          27     -         -           -       27         -          27
  548 Generation Expenses - Other Power
      Generation                               327         -         327     -         -           -      327         -         327
  549 Misc. Other Power Generation
      Expenses                               3,142         -       3,142     -         -           -    3,142         -       3,142
  551 Maintenance Supervision and
      Eng'g - Other Power Gen.               1,701         -       1,701     -         -           -    1,701         -       1,701
  552 Maintenance of Structures -
      Other Power Gen.                         421         -         421     -         -           -      421         -         421
  553 Maintenance of Generating &
      Electric Plant - Other Power Gen.      1,811         -       1,811     -         -           -    1,811         -       1,811
  554 Maintenance of Misc. Other Power
      Generation Plant                       6,690         -       6,690     -         -           -    6,690         -       6,690
  569 Maintenance of Structures -
      Transmission                               -         -           -     -         -           -        -         -           -
  570 Maintenance of Station Equipment
      - Transmission                           321         -         321     -         -           -      321         -         321
  571 Maintenance of Overhead Lines -
      Transmission                              15         -          15     -         -           -       15         -          15
  572 Maintenance of Underground Lines -
      Transmission                              22         -          22     -         -           -       22         -          22
  583 Overhead Line Expenses -
      Distribution                               2         -           2     -         -           -        2         -           2
  590 Maintenance Supervision and Eng'g -
      Distribution                               3         -           3     -         -           -        3         -           3
  591 Maintenance of Structures -
      Distribution                               1         -           1     -         -           -        1         -           1
  592 Maintenance of Station Equipment -
      Distribution                           5,517         -       5,517     -         -           -    5,517         -       5,517
  593 Maintenance of Overhead Lines -
      Distribution                             129         -         129     -         -           -      129         -         129
  594 Maintenance of Underground Lines -
      Distribution                               5         -           5     -         -           -        5         -           5
  595 Maintenance of Line Transformer -
      Distribution                             407         -         407     -         -           -      407         -         407
  848 Maintenance of Other Equipment
       - Local Storage                           2         -           2     -         -           -        2         -           2
  863 Maintenance of Mains -
      Distribution                               -         -           -     -         -           -        -         -           -
  879 Customer Installation Expenses -
      Distribution                               5         -           5     -         -           -        5         -           5
  893 Maintenance of Meters and House
      Regulators                               183         -         183     -         -           -      183         -         183
  910 Misc. Customer Service and
      Informational Expenses                     3         -           3     -         -           -        3         -           3
  920 Administrative and General
      Salaries                               6,713     9,162      15,875     -         -           -    6,713     9,162      15,875
  921 Office Supplies and Expenses           2,115     6,144       8,259     -         -           -    2,115     6,144       8,259
  926 Employee Pensions and Benefits             -         -           -     -         -           -        -         -           -
 930.2Miscellaneous General Expenses             -        23          23     -         -           -        -        23          23
  940 Services Company Expenses to
      Capital                               50,268     4,362      54,630     -         -           -   50,268     4,362      54,630
  950 Environmental Expenses                     9         -           9     -         -           -        9         -           9
  955 Other Deferred Expenses                    -         -           -     -         -           -        -         -           -
  984 Services Company Expenses
      to Clearing Accounts                   4,212       978       5,190     -         -           -    4,212       978       5,190
  403 Depreciation Expense                       -        10          10                                    -        10          10
  408 Taxes Other Than Inc. Taxes
      - Payroll, Fuel & State Excise             -         3           3     -         -           -        -         3           3
 426.3Penalties                                 27         -          27     -         -           -       27         -          27
 426.5Other Deductions                           -         -           -     -         -           -        -         -           -
                                          ------------------------------- ----------------------------------------------------------
                SUB-TOTAL EXPENSES          96,169    20,750     116,919     -         -           -   96,169    20,750     116,919
  408 Taxes Other Than Income Taxes
      - Other                                    -         -           -     -         -           -        -         -           -
  409 Income Taxes                               -         -         750     -         -           -        -         -         750
  410 Provision for Deferred Income
      Taxes                                      -         -       1,240     -         -           -        -         -       1,240
  411 Provision for Deferred Income
       Taxes-Credit                              -         -      (2,146)    -         -           -        -         -      (2,146)
  419 Interest and Dividend Income               -         -        (642)    -         -           -        -         -        (642)
  427 Interest on Long-term Debt                 -         -           -     -         -           -        -         -           -
  428 Amortization of Debt Discount
      and Expense                                -         -           -     -         -           -        -         -           -
  430 Interest on Debt to Associated
      Companies                                  -         -         234     -         -           -        -         -         234
  431 Other Interest Expense                     -         -          14     -         -           -        -         -          14
                                          ------------------------------- ----------------------------------------------------------
      TOTAL COST OF SERVICE               $ 96,169   $20,750   $ 116,369   $ -       $ -         $ - $ 96,169  $ 20,750   $ 116,369
                                          ==========================================================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                   DEPARTMENT OR SERVICE FUNCTION

                                                      Corporate
                                    Total                Cost   Generation Financial     T&D      Electric  Compensation   Gas
 ACCOUNT             DESCRIPTION   Amount   Overhead   Center   Services   Operations Management  Planning   & Benefits  Engineering
------------------------------------------------------------------------------------------------------------------------------------
 501 Fuel - Steam Power
     Generation                     $ 48      $ 20       $ -      $ 20       $ -         $ 8      $ -           $ -       $ -
 502 Steam Expenses - Steam
     Power Generation                205        88         -       117         -           -        -             -         -
 505 Electric Expenses - Steam
     Power Generation                 27        11         -        16         -           -        -             -         -
 506 Misc. Steam Power Expenses-
     Steam Power Gen.                350       124         -       225         -           1        -             -         -
 510 Maintenance Supervision and
     Eng'g - Steam Power Gen.          2         1         -         1         -           -        -             -         -
 511 Maintenance of Structures -
     Steam Power Gen.              1,794       745         -     1,049         -           -        -             -         -
 512 Maintenance of Boiler Plant-
     Steam Power Gen.              3,250     1,326         -     1,924         -           -        -             -         -
 513 Maintenance of Electric
     Plant - Steam Power Gen.      6,118     2,510         -     3,608         -           -        -             -         -
 514 Maintenance of Misc. Steam
     Plant - Steam Power Gen.        365       204         -       153         -           8        -             -         -
 546 Operation Supervision and
     Eng'g - Other Power Gen.         27        12         -        15         -           -        -             -         -
 548 Generation Expenses - Other
     Power Generation                327        16         -       311         -           -        -             -         -
 549 Misc. Other Power Generation
     Expenses                      3,142       939         -     2,203         -           -        -             -         -
 551 Maintenance Supervision and
     Eng'g - Other Power Gen.      1,701       777         -       918         -           -        -             6         -
 552 Maintenance of Structures
     - Other Power Gen.              421       162         -       259         -           -        -             -         -
 553 Maintenance of Generating &
     Electric Plant - Other
     Power Gen.                    1,811       302         -     1,509         -           -        -             -         -
 554 Maintenance of Misc. Other
     Power Generation Plant        6,690     1,021         -     5,669         -           -        -             -         -
 569 Maintenance of Structures -
     Transmission                      -         -         -         -         -           -        -             -         -
 570 Maintenance of Station
     Equipment - Transmission        321        59         -         -         -         262        -             -         -
 571 Maintenance of Overhead
      Lines - Transmission            15         6         -         1         -           8        -             -         -
 572 Maintenance of Underground
     Lines - Transmission             22        10         -        10         -           2        -             -         -
 583 Overhead Line Expenses -
     Distribution                      2         1         -         -         -           1        -             -         -
 590 Maintenance Supervision
     and Eng'g - Distribution          3         -         -         3         -           -        -             -         -
 591 Maintenance of Structures -
     Distribution                      1         -         -         -         -           1        -             -         -
 592 Maintenance of Station
     Equipment - Distribution      5,517     2,304         -        10         -       3,202        -             1         -
 593 Maintenance of Overhead
     Lines - Distribution            129        51         -        60         -          18        -             -         -
 594 Maintenance of Underground
     Lines - Distribution              5         2         -         2         -           1        -             -         -
 595 Maintenance of Line
     Transformer - Distribution      407       170         -       237         -           -        -             -         -
 848 Maintenance of Other
     Equipment - Local Storage         2         1         -         1         -           -        -             -         -
 863 Maintenance of Mains -
     Distribution                      -         -         -         -         -           -        -             -         -
 879 Customer Installation
     Expenses - Distribution           5         2         -         3         -           -        -             -         -
 893 Maintenance of Meters and
      House Regulators               183        75         -       108         -           -        -             -         -
 910 Misc. Customer Service and
     Informational Expenses            3         1         -         -         -           2        -             -         -
 920 Administrative and General
     Salaries                     15,875     7,332      (563)    5,580         -       2,064    1,330           132         -
 921 Office Supplies and
     Expenses                      8,259       401       127     6,184         -       1,189      358             -         -
 926 Employee Pensions and
     Benefits                          -   (22,122)   13,592         -       635           -        -         7,895         -
930.2Miscellaneous General
     Expenses                         23         -         -         -         -           -        -            23         -
 940 Services Company
      Expenses to Capital         54,630    18,084         -    23,867         -      11,785      851            31        12
 950 Environmental Expenses            9         -         -         9         -           -        -             -         -
 955 Other Deferred Expenses           -         -         -         -         -           -        -             -         -
 984 Services Company Expenses
      to Clearing Accounts         5,190     1,812         -         5         -       3,354        -            19         -
 403 Depreciation Expense             10         -        10         -         -           -        -             -         -
 408 Taxes Other Than Inc. Taxes-
     Payroll, Fuel & State Excise      3    (4,446)    4,449         -         -           -        -             -         -
426.3Penalties                        27         -         -        27         -           -        -             -         -
426.5Other Deductions                  -         -         -         -         -           -        -             -         -
                                 ---------------------------------------------------------------------------------------------
         SUB-TOTAL EXPENSES      116,919    12,001    17,615    54,104       635      21,906    2,539         8,107        12
 408 Taxes Other Than Income
      Taxes - Other                    -         -         -         -         -           -        -             -         -
 409 Income Taxes                    750         -       750         -         -           -        -             -         -
 410 Provision for Deferred
     Income Taxes                  1,240         -     1,240         -         -           -        -             -         -
 411 Provision for Deferred
      Income Taxes-Credit         (2,146)        -    (2,146)        -         -           -        -             -         -
 419 Interest and Dividend
     Income                         (642)        -      (642)        -         -           -        -             -         -
 427 Interest on Long-term Debt        -         -         -         -         -           -        -             -         -
 428 Amortization of Debt
      Discount and Expense             -         -         -         -         -           -        -             -         -
 430 Interest on Debt to
     Associated Companies            234         -       234         -         -           -        -             -         -
 431 Other Interest Expense           14         -        14         -         -           -        -             -         -
                                 ---------------------------------------------------------------------------------------------
     TOTAL COST OF SERVICE       $116,369  $12,001  $ 17,065  $ 54,104     $ 635     $21,906   $2,539       $ 8,107      $ 12
                                 =============================================================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                                 DEPARTMENTAL SALARY EXPENSE
                              --------------------------------------------------------------------------------
NAME OF DEPARTMENT                                              INCLUDED IN AMOUNTS BILLED TO                       PERSONNEL
--------------------------                         -----------------------------------------------------------
Indicate each department            TOTAL              PARENT               OTHER                 NON                 END OF
or service function                AMOUNT              COMPANY           ASSOCIATES           ASSOCIATES               YEAR
                              ------------------   ----------------   ------------------  --------------------    ----------------
Generation Services                     $ 9,887                $ -              $ 9,887                   $ -                 580

T&D Management                            3,733                  -                3,733                     -                 134

Electric Planning                         2,410                  -                2,410                     -                  27

Compensation & Benefits                     132                  -                  132                     -                   -

Corporate Cost Center                      (287)                 -                 (287)                    -                   -
                              ------------------   ----------------   ------------------  --------------------    ----------------

TOTAL                                  $ 15,875                $ -             $ 15,875                   $ -                 741
                              ==================   ================   ==================  ====================    ================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                   RELATIONSHIP
                                           DESCRIPTION OF        "A"= ASSOCIATE
            FROM WHOM PURCHASED            LARGEST INVOICE      "NA"= NONASSOCIATE    AMOUNT                      ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Legal Services
   4 items less than $100,000           Legal Services                    NA                 $ 15              549, 921& 940
                                                                                     =============


Consulting Services
   15 Other Items less than $100,000    Engineering Services              NA                $ 309        513,549,551,554,921 & 940
                                                                                     =============


                                        TOTAL                                               $ 324
                                                                                     =============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                                              AMOUNT
------------------------                                                             ---------------
Pension                                                                                     $ 8,438

Employee 401K Match and Discount                                                              1,036

OPEB Expense                                                                                  5,155

Workers Compensation                                                                            635

Employee Benefits (including medical, dental, life insurance and AD&D premiums)               6,858
                                                                                     ---------------

SUB-TOTAL                                                                                    22,122

Less:  Costs Distributed to Various Accounts as Labor Burdens                                22,122
                                                                                     ---------------

TOTAL                                                                                           $ -
                                                                                     ===============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.

      DESCRIPTION                          NAME OF PAYEE                              AMOUNT
------------------------------------   ---------------------------------------   -----------------
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                  $ -
                                                                                 =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                          AMOUNT
------------------------                                         ---------------

Officer's Stock Unit Plan & Long-term Restricted Stock Grant               $ 23
                                                                 ===============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                            AMOUNT
------------------------                              ----------

ACCOUNT 931 - RENTS                                         $ -
                                                      ==========

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS: Provide an analysis of Account 408 - Taxes Other Than Income Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                 AMOUNT
------------------------                                                                  -----------
Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                      $ 4,446

          State Excise Tax                                                                         5

          Fuel Tax                                                                                (2)
                                                                                          -----------

          SUB-TOTAL                                                                          $ 4,449

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                4,446
                                                                                          -----------

          TOTAL                                                                                  $ 3
                                                                                          ===========

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                   PURPOSE OF DONATION              AMOUNT
---------------------------         ---------------------          ------------

ACCOUNT 426.1 - DONATIONS                                              $ -
                                                                   ============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


DESCRIPTION                          NAME OF PAYEE                 AMOUNT
-----------------------              -----------------           -----------


ACCOUNT 426.5 - OTHER DEDUCTIONS                                        $ -
                                                                 ===========

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:       The space below is provided for  important  notes  regarding the  statement  of income or any  account  thereof.  Furnish particulars  as to  any  significant  increase  in  services
                    rendered  or  expenses   incurred  during  the  year.  Notes
                    relating to financial statements shown elsewhere in this report may be indicated here by reference.



                        SEE NOTES TO FINANCIAL STATEMENTS

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                           $ 564
Total Investments                                                        $ -
Total Current And Accrued Assets                                    $ 40,845
Total Deferred Debits                                                $ 4,724
Balancing Amount for Total Assets and Other Debits                       $ -
Total Assets and Other Debits                                       $ 46,133
Total Proprietary Capital                                              $ 993
Total Long-Term Debt                                                     $ -
Notes Payable                                                            $ -
Notes Payable to Associate Companies                                     $ -
Balancing Amount for Total Current and Accrued Liabilities          $ 46,886
Total Deferred Credits                                                   $ -
Accumulated Deferred Income Tax Credits                             $ (1,746)
Total Liabilities and Proprietary Capital                           $ 46,133
Services Rendered to Associate Companies                           $ 116,898
Services Rendered to Nonassociate Companies                              $ -
Miscellaneous Income or Loss                                             $ -
Total Income                                                       $ 116,898
Salaries and Wages                                                  $ 15,875
Employee Pensions and Benefits                                           $ -
Balancing Amount for Total Expenses                                $ 100,494
Total Expenses                                                     $ 116,369
Net Income (Loss)                                                      $ 529
Total Cost of Service (Direct Costs)                                $ 96,169
Total Cost of Service (Indirect Costs)                              $ 20,750
Total Cost of Service (Total)                                      $ 116,369
Number of Personnel End of Year                                          741

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2004

                               ORGANIZATION CHART


              Chief Executive Officer - Engineering

              Chief Executive Officer - Surveying

                    Senior Vice President & Secretary

                    Senior Vice President & Treasurer

                          Vice President, Controller & Chief Accounting Officer

                                Assistant Secretary

                                Assistant Secretary

                                Assistant Secretary

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A. Description of Services Offered by KeySpan Engineering & Survey Inc.


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

B.       Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                          Clearing
                                                                Property
                                                                3-point formula

         Executive and Administrative                 3-point formula


Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


           Service Company Cost Allocation Policy & Procedure (Cont'd)





Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                      For the Year Ended December 31, 2004

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Engineering & Survey for the year ended December 31, 2004.

In 2004, KeySpan Engineering & Survey had short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 0.8939% to 5.9536%. Interest in the amount of $234,034 was accrued on these borrowings and was billed to the client companies.

During 2004, KeySpan Engineering & Survey incurred other interest of $14,500 related to late payment.

In 2004, interest income in the amount of $292,180 was accrued on positive cash balances and pushed down to the client companies.

KeySpan Engineering and Survey billed $23,000 to associate companies as compensation for the use of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                                Borrowed            Equity
                                                 Capital            Capital             Total
                                            -----------------  ----------------  -----------------
KeySpan Electric Services LLC                      $ (12,217)          $ 9,000           $ (3,217)
KeySpan Generation LLC                                   495            12,000             12,495
KeySpan Glenwood Energy Center LLC                   (13,295)            1,000            (12,295)
KeySpan Port Jefferson Energy Center LLC             (13,295)            1,000            (12,295)
KeySpan Ravenswood Services Corp.                     (5,334)                -             (5,334)
                                            -----------------  ----------------  -----------------
Total                                              $ (43,646)         $ 23,000          $ (20,646)
                                            =================  ================  =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                KEYSPAN ENGINEERING & SURVEY, INC.
                                ----------------------------------
                                    (Name of Reporting Company)




                                By: /s/ Theresa A. Balog
                                    ------------------------------
                                    (Signature of Signing Officer)

                                    Theresa A. Balog
                                    Vice President & Chief Acctg. Officer
                                    --------------------------------------
                                    (Printed Name & Title of Signing Officer)

                                     Date: April 29, 2005
                                     --------------------